Exhibit 99.128

APHRIA SIGNS WHOLESALE SUPPLY AGREEMENT WITH EMBLEM
CANNABIS CORPORATION

Leamington, Ontario — September 12, 2018 — Aphria Inc. (“Aphria” or the “Company”) (TSX: APH and US OTC: APHQF) today announced that it has entered into a wholesale supply agreement with Emblem Cannabis Corp., wholly owned subsidiary of Emblem Corp. and a licensed producer of medical cannabis under the Access to Cannabis for Medical Purposes Regulations (“Emblem”) to supply 175,000 kg of high-quality cannabis over a five-year period starting May 2019 (the “Agreement”) with a total of 25,000 kg deliverable for the balance of the first year. Under the terms of the Agreement, Aphria will receive a non-refundable deposit of $22.8 million, which is comprised of $12.8 million in cash, and 6,952,169 of common shares of Emblem. The Emblem common shares issued to Aphria are subject to a contractual lock-up and standstill arrangement, with five equal releases over the term of the Agreement, subject to certain customary exceptions.

Year	Total Quantity (kg; in dried flower equivalent)
May 1st, 2019 – April 30th, 2020	25,000
May 1st, 2020 – April 30th, 2021	30,000
May 1st, 2021 – April 30th, 2022	35,000
May 1st, 2022 – April 30th, 2023	40,000
May 1st, 2023 – April 30th, 2024	45,000

“Aphria’s total annualized production capabilities are about to reach 255,000kg in early 2019, which means we are not only well positioned to meet all of our supply commitments across Canada and anticipated international demand, but also have the capacity to support the projected demand through our partners,” said Gregg Battersby, Vice President of Commercial Strategy at Aphria. “We are pleased to be able to support Emblem with a supply of high-quality cannabis grown in our Leamington greenhouses, while securing healthy revenue and margins for Aphria over the next five years.”

Over the term of the Agreement, Aphria will provide Emblem with a supply of high-quality dried flower and cannabis extract expertly grown in the Company’s greenhouse facilities in Leamington, Ontario.

We Have A Good Thing Growing

About Aphria

Aphria is a leading global cannabis company driven by an unrelenting commitment to our people, product quality and innovation. Headquartered in Leamington, Ontario — the greenhouse capital of Canada — Aphria has been setting the standard for the low-cost production of safe, clean and pure pharmaceutical-grade cannabis at scale, grown in the most natural conditions possible. Focusing on untapped opportunities and backed by the latest technologies, Aphria is committed to bringing breakthrough innovation to the global cannabis market. The Company’s portfolio of brands is grounded in expertly-researched consumer insights designed to meet the needs of every consumer segment. Rooted in our founders’ multi-generational expertise in commercial agriculture, Aphria drives sustainable long-term shareholder value through a diversified approach to innovation, strategic partnerships and global expansion, with a presence in more than 10 countries across 5 continents.

For more information, visit: aphria.ca

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For media inquiries please contact:

Tamara Macgregor

Vice President, Communications

tamara.macgregor@aphria.com

437-343-4000

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Certain information in this news release constitutes forward-looking statements under applicable securities laws. Any statements that are contained in this news release that are not statements of historical fact may be deemed to be forward-looking statements. Forward looking statements are often identified by terms such as “may”, “should”, “anticipate”, “expect”, “potential”, “believe”, “intend” or the negative of these terms and similar expressions. Forward-looking statements in this news release include, but are not limited to, statements with respect to internal expectations, estimated margins, expectations with respect to actual production volumes, expectations for future growing capacity and costs, the completion of any capital project or expansions, and expectations with respect to future production costs. Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; marketing costs; loss of markets; future legislative and regulatory developments involving medical marijuana; inability to access sufficient capital from internal and external sources, and/or inability to access sufficient capital on favourable terms; the medical marijuana industry in Canada generally, income tax and regulatory matters; the ability of Aphria to implement its business strategies; competition; crop failure; currency and interest rate fluctuations and other risks.

Readers are cautioned that the foregoing list is not exhaustive. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated.

Forward-looking statements contained in this news release are expressly qualified by this cautionary statement.